Robert Goedert, P.C. To Call Writer Directly: +1 312 862 7317 robert.goedert@kirkland.com	300 North LaSalle Chicago, IL 60654 United States +1 312 862 2000 www.kirkland.com	Facsimile: +1 312 862 2200

June 18, 2020

Via EDGAR Submission and Overnight Delivery

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Melissa Kindelan

Christine Dietz

Jeff Kauten

Jan Woo

Re:                             Juno Topco, Inc.

Amendment No. 4 to Draft Registration Statement on Form S-1

Submitted June 4, 2020

CIK No. 0001721947

Ladies and Gentlemen:

On behalf of Juno Topco, Inc., a Delaware corporation (the “Company”), we are writing to respond to the comment raised orally to the Company on June 16, 2020 by the staff of the Securities and Exchange Commission (the “Staff”).

Comment

Please disclose share based compensation awards, if any, granted subsequent to the most recent balance sheet date and the expected financial impact if material. Reference is made to ASC 855-10-50-2. (Page F-42).

Response

In response to the Staff’s comment, the Company advises the Staff that no share based compensation awards have been granted subsequent to the most recent balance sheet date. The Company acknowledges that it will disclose any such share based

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compensation awards and the expected financial impact (if any) to the extent applicable in future amendments to the Confidential Draft Registration Statement on Form S-1 and the Company’s publicly filed Registration Statement on Form S-1.

We hope that the foregoing has been responsive to the Staff’s comments.  Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-7317, Robert M. Hayward, P.C. at (312) 862-2133 or Alexander M. Schwartz at (312) 862-2578.

Sincerely,

/s/ Robert Goedert, P.C.

Robert Goedert, P.C.

cc:                                Dean Hager
Juno Topco, Inc.